hopTo Inc.
1919 S. Bascom Avenue, Suite 600
Campbell, California 95008

June 1, 2015

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	hopTo Inc. Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 4 to Registration Statement on Form S-1 filed under for type POS AM (File No. 333-177073)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Securities Act"), hopTo Inc., a Delaware corporation (the "Registrant"), respectfully requests the withdrawal of its Post-Effective Amendment No. 4 to Registration Statement, filed May 19, 2015, File No. 333-177073 (the " Registration Statement"). The intended purpose of the Registration Statement was to file, pursuant to Rule 429 of the Securities Act, a single prospectus to combine and update three previously-filed registration statements on Form S-1 (File Nos. 333-177073, 333-190681 and 333-193666). The combined and updated prospectus was inadvertently filed under No. 333-177073 and should have been filed as a post-effective amendment to the latest registration statement, No. 333-193666. The Registrant will file a Post-Effective Amendment No. 1 to its Registration Statement on Form S-1, File No. 333-193666, and will avail itself of the provisions of Rule 429. Accordingly, the Registrant respectfully requests withdrawal of the Registration Statement to be as soon as practicable.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions or comments concerning this request please contact Ben Orlanski or Katherine Blair of Manatt, Phelps & Phillips, LLP at (310) 312-4126 or (310) 312-4252, respectively.

Sincerely,

HOPTO INC.

/s/ Jean-Louis Casabonne
By: Jean-Louis Casabonne
Title: Chief Financial Officer